# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TOPPOINT HOLDINGS INC., CIK 0001960847
CUSIP: 89078D101
Title of class of securities: Common stock, $0.0001 par value
Address of issuer's principal executive offices: 1250 Kenas Road, North Wales, Pennsylvania (PA), 19454
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002017969

## Reporting persons
- HOK C CHAN: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 7,500,000; shared voting power 0; sole dispositive power 7,500,000; shared dispositive power 0; aggregate amount beneficially owned 7,500,000 (42.9% of the class)
  Comment: * This percentage is calculated based on 17,500,000 shares of common stock of Toppoint Holdings Inc. (the "Issuer") issued and outstanding as of March 31, 2025.

## Item 1. Issuer
Name of issuer: TOPPOINT HOLDINGS INC.
Address of issuer's principal executive offices: 1250 Kenas Road, North Wales, PA 19454

## Item 2. Person Filing
Name of person filing: Hok C Chan (the "Reporting Person")
Address of principal business office or, if none, residence: 1250 Kenas Road, North Wales, PA 19454
Citizenship: The United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 of the cover page to this Schedule 13G for the aggregate number of shares of common stock that are beneficially owned by the Reporting Person as of March 31, 2025.
Percent of class: See Item 11 of the cover page to this Schedule 13G for the percentage of shares of common stock that are beneficially owned by the Reporting Person as of March 31, 2025.
Sole power to vote or to direct the vote: 7,500,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 7,500,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- HOK C CHAN: /s/ HOK C CHAN, HOK C CHAN (05/14/2025)